SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 2)

BROOKSTONE, INC.

(Name of the Issuer)

Brookstone, Inc.

Brookstone Holdings Corp.

Brookstone Acquisition Corp.

OSIM Brookstone Holdings, L.P.

OSIM Brookstone Holdings, Inc.

Michael Anthony

Philip Roizin

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

114573103

(CUSIP Number of Class of Securities)

Brookstone, Inc. One Innovation Way Merrimack, New Hampshire 03054 (603) 880-9500	Brookstone Holdings Corp. c/o J.W. Childs Associates, L.P. 111 Huntington Avenue - Suite 2900 Boston, MA 02199-7610 (617)753-1100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

Copies to:

David Walek, Esq. Jason Cole, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000	Stephen C. Koval, Esq. Thomas Yadlon, Esq. Kaye Scholer LLP 425 Park Avenue New York, NY 10022 (212) 836-8000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$433,264,679	$50,995.25

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 20,427,077 shares of common stock, par value $0.001 per share of Brookstone, Inc. (“Brookstone common stock”) and (ii) $20.00; (b) the product of (i) 1,640,262 shares of Brookstone common stock subject to outstanding identified options and (ii) the excess of $20.00 over the per share exercise price with respect to each such identified option, (c) the product of (i) 156,274 shares of identified deferred stock awards and (ii) the excess of $20.00 over $0, the unpaid purchase price with respect to each such identified deferred stock award, and (d) the product of (i) 9,612 shares of identified restricted stock awards and (ii) the excess of $20.00 over $0, the unpaid purchase price with respect to each such identified restricted stock award.
**	The filing fee was calculated by multiplying the transaction value by 0.0001177 in accordance with Section 13(e) of the Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2005.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $52,291.96	Filing Party: Brookstone, Inc.
Form or Registration No.: Schedule 14A	Date Filed: May 24, 2005

Introduction

This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed by (1) Brookstone, Inc., a Delaware corporation (“Brookstone” or the “Company”), the issuer of common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Brookstone Holdings Corp., a Delaware corporation (“Parent”), (3) Brookstone Acquisition Corp., a Delaware corporation (“Acquisition”), (4) OSIM Brookstone Holdings, L.P., a Cayman Islands limited partnership (“OSIM Holdings”), (5) OSIM Brookstone Holdings, Inc., a Cayman Islands corporation (“OSIM Inc.”), (6) Michael Anthony, an individual, the Chairman, President and Chief Executive Officer of the Company, and (7) Philip Roizin, an individual, Executive Vice President, Finance and Administration of the Company (together with the Company, Parent, Acquisition, OSIM Holdings, OSIM Inc., Mr. Anthony and Mr. Roizin, the “Filing Persons”).

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 15, 2005, among Brookstone, Parent and Acquisition, as amended by Amendment No. 1, dated as of July 15, 2005, Acquisition will be merged (the “Merger”) with and into Brookstone, with Brookstone continuing as the surviving corporation. At the effective time of the Merger, each outstanding share of the Common Stock will be cancelled and converted into the right to receive $20.00 in cash, without interest. At the effective time of the Merger, each stock option outstanding immediately prior to the effective time of the merger will be cancelled and in connection therewith, holders of stock options that have been identified by Brookstone to Parent in the manner provided by the merger agreement and which are outstanding immediately prior to the effective time of the merger will have the right to receive in cash, without interest, the product of (a) the excess, if any, of $20.00 over the exercise price per share of Common Stock for such option and (b) the number of shares of Common Stock then subject to such option. At the effective time of the Merger, each deferred stock award and restricted stock award outstanding immediately prior to the effective time of the merger will be cancelled and in connection therewith, holders of deferred stock awards and restricted stock awards that have been identified by Brookstone to Parent in the manner provided by the merger agreement and which are outstanding immediately prior to the effective time of the merger will have the right to receive in cash, without interest, the product of (a) the excess, if any, of $20.00 over the unpaid purchase price per share of Common Stock, if any, for such award and (b) the number of shares of Common Stock then subject to such award.

As a result of the Merger, current stockholders of the Company, other than Mr. Michael Anthony who will invest in equity securities of an affiliate of Parent, and certain other members of the Company’s management, including Philip Roizin, Alexander Winiecki, Gregory Sweeney, Rufus Woodard, Steven Strickland and Carol Lambert, who may in the future agree to invest in equity securities of an affiliate of Parent, will cease to have ownership interests in the Company or rights as stockholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company.

Concurrently with the filing of this Statement, the Company is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the annual meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. At the annual meeting, the adoption of the Merger Agreement requires the affirmative vote of stockholders holding at least a majority of the shares of Common Stock outstanding as of the close of business on the record date.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

All information contained in this Statement concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act. The Filing Persons, other than Michael Anthony, Philip Roizin and the Company, do not believe they are required to file this Schedule 13E-3, but have filed it in light of Parent’s relationship with Michael Anthony, and the fact that they have noticed that in several instances involving similar transactions, persons similarly situated to them have filed a Schedule 13E-3.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Brookstone, Inc.

One Innovation Way

Merrimack, New Hampshire 03054

(603) 880-9500

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“THE ANNUAL MEETING – Record Date, Quorum and Voting Power”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICES OF THE COMPANY’S STOCK” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICES OF THE COMPANY’S STOCK” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“TRANSACTIONS IN SHARES OF COMMON STOCK”

Item 3. Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – The Parties to the Amended Merger Agreement”

“SUMMARY – Other Participants”

“THE PARTIES TO THE AMENDED MERGER AGREEMENT”

“OTHER PARTICIPANTS”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – The Parties to the Amended Merger Agreement”

“SUMMARY – Other Participants”

“THE PARTIES TO THE AMENDED MERGER AGREEMENT”

“OTHER PARTICIPANTS”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “INFORMATION REGARDING THE TRANSACTION PARTICIPANTS” is incorporated herein by reference.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY”

“SPECIAL FACTORS”

“THE AMENDED MERGER AGREEMENT”

ANNEX A-1 – Agreement and Plan of Merger, dated as of April 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX A-2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY – Certain Effects of the Merger”

“SUMMARY – Post-Merger Ownership”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Post-Merger Ownership”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences”

“THE AMENDED MERGER AGREEMENT – Treatment of Stock, Stock Options and Awards”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“DISSENTERS’ RIGHTS OF APPRAISAL”

ANNEX C – Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. There are no provisions made by the Filing Persons in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons. The information set forth in the Proxy Statement under “THE AMENDED MERGER AGREEMENT – Access to Information” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“TRANSACTIONS IN SHARES OF COMMON STOCK – Purchases by Michael Anthony”

“TRANSACTIONS IN SHARES OF COMMON STOCK – Purchases by Philip Roizin”

“COMPENSATION OF EXECUTIVE OFFICERS”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“THE AMENDED MERGER AGREEMENT”

ANNEX A-1 – Agreement and Plan of Merger, dated as of April 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX A-2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE MERGER – Background of the Merger”

“THE AMENDED MERGER AGREEMENT – Non-Solicitation of Transactions”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

Item 6. Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Post-Merger Ownership”

“THE AMENDED MERGER AGREEMENT – Structure”

“THE AMENDED MERGER AGREEMENT – Treatment of Stock, Stock Options and Awards”

ANNEX A-1 – Agreement and Plan of Merger, dated as of April 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX A-2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY – Plans for the Company after the Merger”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS – Post-Merger Ownership”

“THE AMENDED MERGER AGREEMENT”

ANNEX A-1 – Agreement and Plan of Merger, dated as of April 15, 2005, between Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX A-2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX D – Certificate of Incorporation

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Reasons for Amending the Merger Agreement”

“SPECIAL FACTORS – Recommendation of the Board of Directors”

“SPECIAL FACTORS – Purposes, Reasons and Plans for the Company after the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Reasons for Amending the Merger Agreement”

“SPECIAL FACTORS – Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS – Effects on the Company if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Reasons for Amending the Merger Agreement”

“SPECIAL FACTORS – Recommendation of the Board of Directors”

“SPECIAL FACTORS – Purposes, Reasons and Plans for the Company after the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY – Certain Effects of the Merger”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Post-Merger Ownership”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences”

“THE AMENDED MERGER AGREEMENT”

ANNEX A-1 – Agreement and Plan of Merger, dated as of April 15, 2005, between Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX A-2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

Item 8. Fairness of the Transaction

Regulation M-A 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Reasons for Amending the Merger Agreement”

“SPECIAL FACTORS – Recommendation of the Board of Directors”

“SPECIAL FACTORS – Position of Mr. Michael Anthony and Mr. Philip Roizin as to Fairness”

“SPECIAL FACTORS – Position of Parent, Acquisition, OSIM Brookstone Holdings, L.P. and OSIM Brookstone Holdings, Inc. as to Fairness”

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY – Opinion of CIBC World Markets Corp.”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS - Reasons for Amending the Merger Agreement”

“SPECIAL FACTORS – Recommendation of the Board of Directors”

“SPECIAL FACTORS – Opinion of CIBC World Markets Corp.”

“SPECIAL FACTORS – Position of Mr. Michael Anthony and Mr. Philip Roizin as to Fairness”

“SPECIAL FACTORS – Position of Parent, Acquisition, OSIM Brookstone Holdings, L.P. and OSIM Brookstone Holdings, Inc. as to Fairness”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B – Opinion of CIBC World Markets Corp.

(c) Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY – The Annual Meeting – Vote Required”

“SUMMARY – Conditions to Closing”

“SUMMARY – Termination of the Amended Merger Agreement”

“THE ANNUAL MEETING – Record Date, Quorum and Voting Power”

“THE ANNUAL MEETING – Required Vote”

“THE AMENDED MERGER AGREEMENT”

ANNEX A-1 – Agreement and Plan of Merger, dated as of April 15, 2005, between Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX A-2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS - Reasons for Amending the Merger Agreement”

“SPECIAL FACTORS – Recommendation of the Board of Directors”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“THE AMENDED MERGER AGREEMENT”

ANNEX A-1 – Agreement and Plan of Merger, dated as of April 15, 2005, between Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX A-2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“THE AMENDED MERGER AGREEMENT – Non-Solicitation of Transactions”

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Opinion of CIBC World Markets Corp.”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS - Reasons for Amending the Merger Agreement”

“SPECIAL FACTORS – Opinion of CIBC World Markets Corp.”

“THE AMENDED MERGER AGREEMENT – Representations and Warranties”

Annex B – Opinion of CIBC World Markets Corp.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Opinion of CIBC World Markets Corp.”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS - Reasons for Amending the Merger Agreement”

“SPECIAL FACTORS – Opinion of CIBC World Markets Corp.”

“THE AMENDED MERGER AGREEMENT – Representations and Warranties”

Annex B – Opinion of CIBC World Markets Corp.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY – Financing”

“SUMMARY – Investor Group Keepwells”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Keepwell Arrangements”

“SPECIAL FACTORS – Estimated Fees and Expenses of the Merger”

“THE AMENDED MERGER AGREEMENT”

ANNEX A-1 – Agreement and Plan of Merger, dated as of April 15, 2005, between Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX A-2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY – Financing”

“SUMMARY – Conditions to Closing”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“THE AMENDED MERGER AGREEMENT – Principal Conditions to the Completion of the Merger”

ANNEX A-1 – Agreement and Plan of Merger, dated as of April 15, 2005, between Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX A-2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY – Financing”

“SUMMARY – Termination Fees and Expenses”

“SPECIAL FACTORS – Estimated Fees and Expenses of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“THE AMENDED MERGER AGREEMENT – Fees and Expenses”

ANNEX A-1 – Agreement and Plan of Merger, dated as of April 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX A-2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY – Financing”

“SPECIAL FACTORS – Financing of the Merger”

“THE AMENDED MERGER AGREEMENT”

ANNEX A-1 – Agreement and Plan of Merger, dated as of April 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

ANNEX A-2 – Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc.

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY – Share Ownership of Directors and Executive Officers”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION REGARDING THE TRANSACTION PARTICIPANTS”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“TRANSACTIONS IN SHARES OF COMMON STOCK”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SUMMARY – Share Ownership of Directors and Executive Officers”

“THE ANNUAL MEETING – Voting by Directors and Executive Officers”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Reasons for Amending the Merger Agreement”

“SPECIAL FACTORS – Purposes, Reasons and Plans for the Company after the Merger”

“SPECIAL FACTORS – Interests of the Company’s Directors and Executive Officers in the Merger”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Board of Directors”

“SPECIAL FACTORS – Reasons for the Merger”

“SPECIAL FACTORS – Reasons for Amending the Merger Agreement”

“SPECIAL FACTORS – Purposes, Reasons and Plans for the Company after the Merger”

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“THE ANNUAL MEETING – Voting by Directors and Executive Officers”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Board of Directors”

“SPECIAL FACTORS – Estimated Fees and Expenses of the Merger”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”

“THE ANNUAL MEETING – Voting by Directors and Executive Officers”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendation of the Board of Directors”

Item 15. Additional Information

Regulation M-A Item 1011

(b) Other Material Information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a	)(1)	Letter to Stockholders of Brookstone, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on August 8, 2005
(a	)(2)	Notice of Annual Meeting of Stockholders of Brookstone, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on August 8, 2005
(a	)(3)	Proxy Statement of Brookstone, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on August 8, 2005
(b	)(1)	Amended and Restated Commitment Letter, dated May 17, 2005, among Goldman Sachs Credit Partners L.P., Bank of America, N.A., UBS Loan Finance LLC, UBS Securities LLC, J.W. Childs Associates, L.P., Temasek Capital (Private) Limited and OSIM International Ltd*
(b	)(2)	Second Amended and Restated Commitment Letter, dated July 15, 2005, among Goldman Sachs Credit Partners L.P., Bank of America, N.A., UBS Loan Finance LLC, UBS Securities LLC, J.W. Childs Associates, L.P., Temasek Capital (Private) Limited and OSIM International Ltd**
(c	)(1)	Opinion of CIBC World Markets Corp., dated April 15, 2005, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on May 24, 2005*
(c	)(2)	Presentation of CIBC World Markets Corp. to the Board of Directors of Brookstone, Inc., dated February 14, 2005*
(c	)(3)	Presentation of CIBC World Markets Corp. to the Board of Directors of Brookstone, Inc., dated February 22, 2005*
(c	)(4)	Presentation of CIBC World Markets Corp. to the Board of Directors of Brookstone, Inc., dated March 21, 2005*
(c	)(5)	Presentation of CIBC World Markets Corp. to the Special Committee of Independent Directors of Brookstone, Inc., dated April 14, 2005*
(c	)(6)	Presentation of CIBC World Markets Corp. to the Special Committee of Independent Directors of Brookstone, Inc., dated July 2, 2005**
(c	)(7)	Opinion of CIBC World Markets Corp., dated July 15, 2005, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on July 18, 2005**
(c	)(8)	Presentation of CIBC World Markets Corp. to the Special Committee of Independent Directors of Brookstone, Inc., dated July 15, 2005**
(d	)(1)	Agreement and Plan of Merger, dated as of April 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on August 8, 2005
(d	)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on August 8, 2005
(d	)(3)	Letter Agreement, dated April 15, 2005, between Michael F. Anthony and Brookstone Holdings Corp.
(f	)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on August 8, 2005
(g	)	None

*	Previously filed on May 25, 2005.
**	Previously filed on July 18, 2005.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of August 8, 2005

BROOKSTONE, INC.

By:	/S/ PHILIP W. ROIZIN
Name:	Philip W. Roizin
Title:	Executive Vice President, Finance and Administration

MICHAEL ANTHONY

/S/ MICHAEL ANTHONY

PHILIP ROIZIN

/S/ PHILIP W. ROIZIN

BROOKSTONE HOLDINGS CORP.

By:	/S/ JAMES C. RHEE
Name:	James C. Rhee
Title:	Vice President

BROOKSTONE ACQUISITION CORP.

By:	/S/ JAMES C. RHEE
Name:	James C. Rhee
Title:	Vice President

OSIM BROOKSTONE HOLDINGS, L.P.

By:	OSIM BROOKSTONE HOLDINGS, INC., its General Partner

By:	/S/ JAMES C. RHEE
Name:	James C. Rhee
Title:	Vice President

OSIM BROOKSTONE HOLDINGS, INC.

By:	/S/ JAMES C. RHEE
Name:	James C. Rhee
Title:	Vice President

EXHIBIT INDEX

(a	)(1)	Letter to Stockholders of Brookstone, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on August 8, 2005

(a	)(2)	Notice of Annual Meeting of Stockholders of Brookstone, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on August 8, 2005

(a	)(3)	Proxy Statement of Brookstone, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on August 8, 2005

(b	)(1)	Amended and Restated Commitment Letter, dated May 17, 2005, among Goldman Sachs Credit Partners L.P., Bank of America, N.A., UBS Loan Finance LLC, UBS Securities LLC, J.W. Childs Associates, L.P., Temasek Capital (Private) Limited and OSIM International Ltd*

(b	)(2)	Second Amended and Restated Commitment Letter, dated July 15, 2005, among Goldman Sachs Credit Partners L.P., Bank of America, N.A., UBS Loan Finance LLC, UBS Securities LLC, J.W. Childs Associates, L.P., Temasek Capital (Private) Limited and OSIM International Ltd**

(c	)(1)	Opinion of CIBC World Markets Corp., dated April 15, 2005, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on May 24, 2005*

(c	)(2)	Presentation of CIBC World Markets Corp. to the Board of Directors of Brookstone, Inc., dated February 14, 2005*

(c	)(3)	Presentation of CIBC World Markets Corp. to the Board of Directors of Brookstone, Inc., dated February 22, 2005*

(c	)(4)	Presentation of CIBC World Markets Corp. to the Board of Directors of Brookstone, Inc., dated March 21, 2005*

(c	)(5)	Presentation of CIBC World Markets Corp. to the Special Committee of Independent Directors of Brookstone, Inc., dated April 14, 2005*

(c	)(6)	Presentation of CIBC World Markets Corp. to the Special Committee of Independent Directors of Brookstone, Inc., dated July 2, 2005**

(c	)(7)	Opinion of CIBC World Markets Corp., dated July 15, 2005, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on July 18, 2005**

(c	)(8)	Presentation of CIBC World Markets Corp. to the Special Committee of Independent Directors of Brookstone, Inc., dated July 15, 2005**

(d	)(1)	Agreement and Plan of Merger, dated as of April 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on August 8, 2005

(d	)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of July 15, 2005, among Brookstone Holdings Corp., Brookstone Acquisition Corp. and Brookstone, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission on August 8, 2005
(d	)(3)	Letter Agreement, dated April 15, 2005, between Michael F. Anthony and Brookstone Holdings Corp.

(f	)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Brookstone, Inc. with the Securities and Exchange Commission August 8, 2005

(g	)	None

*	Previously filed on May 25, 2005.
**	Previously filed on July 18, 2005.